Exhibit 99.1

Condensed Consolidated Interim Financial Statements of
Almaden Minerals Ltd.

Quarter Ended September 30, 2013

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd. for the three and nine months ended September 30, 2013 and 2012 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the condensed consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.
Condensed consolidated interim statements of financial position
(Unaudited - Expressed in Canadian dollars)

	September 30,	December 31,
	2013	2012

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 15)	14,591,859	16,487,408
Accounts receivable and prepaid expenses (Note 4)	1,641,039	1,571,629
Marketable securities (Note 5)	1,043,668	2,201,808
Inventory (Note 6)	274,768	274,768
	17,551,334	20,535,613

Non-current assets
Investment in associate (Note 7)	9,489,314	10,266,386
Exploration and evaluation assets deposit (Note 10(f)(vi))	138,929	138,929
Reclamation deposit	33,264	33,264
Contingent shares receivable (Note 8)	42,900	238,200
Property, plant and equipment (Note 9)	1,170,823	1,310,474
Exploration and evaluation assets (Note 10)	21,689,685	16,609,450
	32,564,915	28,596,703
TOTAL ASSETS	50,116,249	49,132,316

LIABILITIES
Trade and other payables	747,797	1,060,829

EQUITY
Share capital (Note 11)	81,056,681	75,237,977
Reserves (Note 11)	8,959,432	9,947,336
Deficit	(40,647,661)	(37,113,826)
	49,368,452	48,071,487
TOTAL EQUITY AND LIABILITIES	50,116,249	49,132,316

Commitments (Note 16)

These consolidated financial statements are authorized for issue by the Board of Directors on November 12, 2013.
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/Joseph H. Montgomery
Director	Director

Almaden Minerals Ltd.
Condensed consolidated interim statements of comprehensive loss
(Unaudited - Expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$
Revenue
Interest income	40,118	47,737	119,827	121,647
Other income	13,300	67,601	37,900	102,201
	53,418	115,338	157,727	223,848
Expenses
Impairment of exploration and evaluation assets	59,769	306,312	235,390	940,364
General and administrative expenses (Schedule 1)	480,331	512,218	1,512,394	1,573,276
Loss (income) on exploration and evaluation assets	218,532	-	102,942	(42,500)
General exploration expenses	165,564	213,240	516,334	637,818
Share-based payments	-	1,016,000	381,950	1,732,500
	924,196	2,047,770	2,749,010	4,841,458
Operating loss	(870,778)	(1,932,432)	(2,591,283)	(4,617,610)

Other income (loss)
(Loss) gain on investment in associate (Note 7)	(39,176)	10,285	(777,072)	131,570
(Loss) gain on fair-value of contingent share receivable (Note 8)	-	11,700	(195,300)	(382,200)
Gain on sale of marketable securities	-	2,037	19,509	160,107
Gain on sale of property, plant and equipment	-	-	-	3,051
Foreign exchange (loss) gain	(5,326)	(80,658)	10,311	(118,399)
Net loss for the period	(915,280)	(1,989,068)	(3,533,835)	(4,823,481)

Other comprehensive loss
Net change in fair value of available-for-sale
financial assets, net of tax of nil	111,280	(144,711)	(1,374,321)	(2,094,872)
Reclassification adjustment relating to available-for-sale
financial assets disposed of in the period, net of tax of nil	-	(1,867)	(5,763)	344,022
Other comprehensive loss for the period	111,280	(146,578)	(1,380,084)	(1,750,850)

Total comprehensive loss for the period	(804,000)	(2,135,646)	(4,913,919)	(6,574,331)

Basic net loss per share (Note 14)	(0.01)	(0.03)	(0.06)	(0.08)
Diluted net loss per share (Note 14)	(0.01)	(0.03)	(0.06)	(0.08)

Almaden Minerals Ltd.
Condensed consolidated interim statements of cash flows
(Unaudited - Expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$
Operating activities
Net loss for the period	(915,280)	(1,989,068)	(3,533,835)	(4,823,481)
Items not affecting cash
Loss (gain) on equity investment	39,176	(10,285)	777,072	(131,570)
Depreciation	75,546	90,140	226,472	235,089
(Gain) on sale of marketable securities	-	(2,037)	(19,509)	(160,107)
(Gain) loss on fair value of contingent share receivable	-	(11,700)	195,300	382,200
Loss (income) on exploration and evaluation assets	218,532	-	102,942	(42,500)
Impairment of exploration and evaluation assets	59,769	306,312	235,390	940,364
Share-based payments	-	1,016,000	381,950	1,732,500
(Gain) on sale of property, plant and equipment	-	-	-	(3,051)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(8,345)	(189,152)	(69,410)	(247,648)
Accounts payable and accrued liabilities	349,859	(168,879)	(313,032)	(411,126)
Net cash used in operating activities	(180,743)	(958,669)	(2,016,660)	(2,529,330)
Investing activities
Reclamation deposit	-	76,500	-	96,500
Marketable securities - Net proceeds	-	55,867	22,565	4,329,375
Property, plant and equipment
Purchases	(1,095)	(72,923)	(86,821)	(389,904)
Net proceeds	-	-	-	7,143
Assets classified as held for sale	65,693	-	-	-
Mineral properties
Costs	(1,845,719)	(1,952,678)	(5,233,487)	(5,702,455)
Net proceeds	-	-	127,420	25,000
Net cash used in investing activities	(1,781,121)	(1,893,234)	(5,170,323)	(1,634,341)
Financing activities
Issuance of shares, net of share issue costs	993,884	1,160,000	5,291,434	1,260,000
Net cash from financing activities	993,884	1,160,000	5,291,434	1,260,000

Net cash outflow	(967,980)	(1,691,903)	(1,895,549)	(2,903,671)
Cash and cash equivalents, beginning of period	15,559,839	19,972,391	16,487,408	21,184,159
Cash and cash equivalents, end of period	14,591,859	18,280,488	14,591,859	18,280,488
Supplemental cash and cash equivalents information - Note 15

Almaden Minerals Ltd.
Condensed consolidated interim statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

	Share capital		Reserves
			Equity settled		Available-for-
	Number of		employee		sale financial	Total
	shares	Amount	benefits	Warrants	assets	reserves	Deficit	Total
		$	$		$		$	$

Balance, January 1, 2012	59,122,321	73,353,977	8,536,473	176,741	(1,851,570)	6,861,644	(26,875,449)	53,340,172
Shares issued for cash on exercise of stock options	600,000	1,260,000	-	-	-	-	-	1,260,000
Fair value of share options allocated to shares issued on exercise	-	624,000	(624,000)	-	-	(624,000)	-	-
Share-based payments	-	-	1,732,500	-	-	1,732,500	-	1,732,500
Total comprehensive loss for the period	-	-	-	-	(1,750,850)	(1,750,850)	(4,823,481)	(6,574,331)
Balance, September 30, 2012	59,722,321	75,237,977	9,644,973	176,741	(3,602,420)	6,219,294	(31,698,930)	49,758,341
Shares issued for cash on exercise of stock options	-	-	-	-	-	-	-	-
Fair value of share options allocated to shares issued on exercise	-	-	-	-	-	-	-	-
Share-based payments	-	-	(16,250)	-	-	(16,250)	-	(16,250)
Total comprehensive loss for the period	-	-	-	-	3,744,292	3,744,292	(5,414,896)	(1,670,604)
Balance, December 31, 2012	59,722,321	75,237,977	9,628,723	176,741	141,872	9,947,336	(37,113,826)	48,071,487
Shares issued for cash on exercise of stock options	145,000	172,550	-	-	-	-	-	172,550
Fair value of share options allocated to shares issued on exercise	-	97,650	(97,650)	-	-	(97,650)	-	-
Shares issued pursuant to property acquisition agreement	250,000	537,500	-	-	-	-	-	537,500
Shares issued pursuant to private placement	4,376,000	5,011,004	-	-	-	-	-	5,011,004
Finder's warrant issued pursuant to private placement	-	-	-	107,880		107,880	-	107,880
Share-based payments	-	-	381,950	-	-	381,950	-	381,950
Total comprehensive loss for the period	-	-	-	-	(1,380,084)	(1,380,084)	(3,533,835)	(4,913,919)
Balance, September 30, 2013	64,493,321	81,056,681	9,913,023	284,621	(1,238,212)	8,959,432	(40,647,661)	49,368,452

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of new mineral projects.  The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing new mineral projects and has not determined whether these projects are economically recoverable mineral reserves.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.           Basis of preparation

(a)           Statement of Compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting  Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)           Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2012. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2012, with the exception of the following new accounting standards and amendments which the Company adopted and are effective for the Company's interim and annual consolidated financial statements commencing January 1, 2013.

•	IAS 1 Presentation of Financial Statements (“IAS 1”)
•	IAS 27 Separate Financial Statements (“IAS 27”)
•	IAS 28 Investments in Associates and Joint Ventures (“IAS 28”)
•	IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)
•	IFRS 10 Unaudited interim condensed consolidated financial statements (“IFRS 10”)

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

2.	Basis of preparation (Continued)

(b)           Basis of preparation (continued)

•	IFRS 11 Joint Arrangements (“IFRS 11”)
•	IFRS 12 Disclosure of Interests In Other Entities (“IFRS 12”)
•	IFRS 13 Fair Value Measurement (“IFRS 13”)

The accounting standards and amendments to standards adopted by the Company that had an impact on financial results or require further explanation are explained as follows:

IAS 1 was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged.  The adoption of the new standard did not have significant impacts to the consolidated statement of loss and comprehensive loss.

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate financial statements. The adoption of the new standard did not have significant impacts to the consolidated statements of financial position and the consolidated statement of loss and comprehensive loss.

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture).  The adoption of the new standard did not have significant impacts to the consolidated statements of financial position and the consolidated statement of loss and comprehensive loss.

IFRS 7 was amended by the IASB in December 2011 to amend the disclosure requirements in IFRS 7 to require information about all recognised financial instruments that are offset in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of Standing Interpretations Committee Standard (“SICs”) 12.  In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements.  In accordance with the transitional provisions of IFRS 10, the Company re-assessed the control conclusion for its investees at January 1, 2013. The Company made no changes as a result of this process in the current or comparative period.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

2.	Basis of preparation (Continued)

(b)           Basis of preparation (continued)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  IFRS 11 essentially carves out of previously jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31.  In addition, under IFRS 11, joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 Investments in Associates and IAS 36 Impairments of Assets.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented.  The adoption of the new standard did not have significant impacts to the consolidated statements of financial position and the consolidated statement of loss and comprehensive loss.

IFRS 12 Disclosure of Interests In Other Entities (“IFRS 12”) requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. Disclosures arising from the adoption of IFRS 12 did not have significant impacts to the notes of the consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”) converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures.  The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

2.           Basis of preparation (Continued)

(b)           Basis of preparation (continued)

Recent accounting pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning after September  30, 2013 or later periods.  Updates which are not applicable or are not consequential to the Company have been excluded thereof. The following have not yet been adopted by the Company and are being evaluated to determine their impact:

•
IAS 32 Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting.  The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.  The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted.

•
IFRS 9 Financial Instruments (“IFRS 9”) was issued November 2009 and contained requirements for financial assets.  This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories:  amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.  This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with early adoption permitted.

(c)           Functional currency

The presentation currency of the Company and the functional currency of the Company and each of its subsidiaries are expressed in Canadian dollar.

3.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2012.

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2012.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included.  Operating results for the nine month period ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

4.           Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	September 30,	December 31,
	2013	2012

Accounts receivable	$1,086,047	$984,399
Excise tax receivable	38,480	114,204
Allowance for doubtful accounts	(79,485)	(79,485)
Prepaid expenses	595,997	552,511
	$1,641,039	$1,571,629

Accounts receivable includes value added taxes of $793,896 (December 31, 2012 - $474,674) to be recovered in Mexico.  At September 30, 2013, there are no indications that suggest that the Company’s Mexican value added taxes are not recoverable.

5.           Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss.  During the nine months ended September 30, 2013, the Company determined that $Nil (September 30, 2012 - $Nil) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses.

6.	Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at September 30, 2013 is $2,197,715 (December 31, 2012 - $2,666,437).

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

7.	Investment in associate

Gold Mountain Mining Corporation (“Gold Mountain”)

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain acquired 100% of the Elk gold deposit and Almaden retains a 2% NSR (“Net Smelter Return”) royalty in the project.  Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain and recorded a gain on sale in the amount of $4,122,166.  Concurrent with the transaction, Almaden sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale.  Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and Director of Almaden) became directors of Gold Mountain.

On January 28, 2013, the Company received the two million bonus shares as described in Note 8(a) and has recognized the increase in equity interest.  The Company now owns 28.75 million common shares of Gold Mountain representing a 41.7% interest.

Almaden is accounting for this investment using the equity method as the Company has determined that significant influence exists.  Almaden has recorded its equity share of Gold Mountain’s loss during the nine months ended September 30, 2013 in the amount of $777,072 (September 30, 2012 – gain of $131,570). The fair value of the investment at September 30, 2013 is $3,881,250 (December 31, 2012 - $8,025,000).

The following table summarizes the financial information of Gold Mountain for its year ended December 31, 2012 and 2011:

	December 31,	December 31,
	2012	2011
Total assets	$33,801,281	$31,794,050
Total liabilities	$4,070,377	$628,018
Revenue	$108,918	$11,877
Net (loss) income	$(2,024,678)	$1,104,080

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

8.	Contingent shares receivable

(a) As part of the Asset Sale Agreement with Gold Mountain, Almaden received an additional 2 million common shares held in escrow subject to the following conditions:

i.	1,000,000 common shares upon the establishment of one million ounces of measured or indicated reserves of gold on the property; and

ii.	1,000,000 common shares upon the establishment of an additional one million ounces of measured and indicated reserves of gold on the property.

On January 28, 2013, the Company received the 2 million common shares thus recording the contingent share receivable to $Nil (September 30, 2012 - $105,000).  The contingent share receivable is based on management’s best estimate of the fair value of the common shares as at September 30, 2013 and a loss on fair value adjustment of $Nil (September 30, 2012 - $39,000) in the statement of comprehensive loss during the nine months ended September 30, 2013.

(b) On October 14, 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”). The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco. In consideration, Goldgroup paid to Almaden cash consideration of US$2.5 million and issued 7 million of its common shares. An additional 7 million common share will be issued to Almaden under the following conditions:

i.	1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project,

ii.	2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold,

iii.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold, and

iv.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.

The Company has recorded a contingent share receivable of $42,900 (September 30, 2012 - $175,500) based on management’s best estimate of the fair value of the common shares as at September 30, 2013 and a loss on fair value adjustment of $195,300 (September 30, 2012 – gain of $343,200) in the statement of comprehensive loss during the nine months ended September 30, 2013.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

9.	Property, plant and equipment

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2012	532,095	139,195	326,995	204,417	65,106	420,402	27,181	1,493,365	3,208,756
Additions	-	-	3,095	10,395	-	31,708	-	41,623	86,821

Disposals	-	-	-	-	-	-	-	-	-
September 30, 2013	532,095	139,195	330,090	214,812	65,106	452,110	27,181	1,534,988	3,295,577

Accumulated depreciation
December 31, 2012	367,264	124,971	270,627	119,960	57,444	281,227	27,181	649,608	1,898,282
Disposals	-	-	-	-	-	-	-	-	-

Depreciation	37,087	2,134	12,990	20,172	1,149	23,254	-	129,686	226,472
September 30, 2013	404,351	127,105	283,617	140,132	58,593	304,481	27,181	779,294	2,124,754

Carrying amounts
December 31, 2012	164,831	14,224	56,368	84,457	7,662	139,175	-	843,757	1,310,474
September 30, 2013	127,744	12,090	46,473	74,680	6,513	147,629	-	755,694	1,170,823

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

10.	Exploration and evaluation assets

	Tuligtic	El Cobre	ATW	Willow	BP	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2012)	231,059	45,599	46,451	148,254	110,047	95,061	676,471
Additions	916,556	1,662	-	-	-	44,213	962,431
Proceeds from options	-	-	-	-	-	(132,420)	(132,420)
Proceeds received from options on exploration and evaluation assets in excess (deficiency) of cost-reclassified to income (loss)	-	-	-	-	(110,047)	92,866	(17,181)
Impairment of deferred acquisition costs	-	-	-	-	-	(3,445)	(3,445)
Closing balance (September 30, 2013)	1,147,615	47,261	46,451	148,254	-	96,275	1,485,856

Deferred exploration costs
Opening balance (December 31, 2012)	12,331,526	1,107,394	1,407,365	677,626	169,430	239,638	15,932,979
Costs incurred during the period
Drilling and related costs	1,454,228	87,882	-	-	-	-	1,542,110
Professional/technical fees	534,757	10,173	-	928	49	112,689	658,596
Claim maintenance/lease cost	229,926	49,318	15,550	21,465	-	289,454	605,713
Geochemical, metallurgy	873,707	30,585	-	-	-	36,763	941,055
Geology, exploration	596,470	4,740	531	-	-	5,539	607,280
Geophysical, geosciences	57,715	-	-	-	-	-	57,715
Reclamation, environmental	26,013	8,114	-	-	-	1,745	35,872
Water exploration	121,702	-	-	-	-	-	121,702
Travel and accommodation	221,073	858	-	-	-	3,198	225,129
Supplies and misc.	27,319	-	84	-	-	2,937	30,340
Recoveries	-	-	-	-	-	(16,956)	(16,956)
Proceeds from options	-	-	-	-	(22,000)	(198,000)	(220,000)
Proceeds received from options on exploration and evaluation assets in excess (deficiency) of cost-reclassified to income (loss)	-	-	-	-	(147,479)	61,718	(85,761)
Impairment of deferred exploration costs	-	-	-	-	-	(231,945)	(231,945)
	4,142,910	191,670	16,165	22,393	(169,430)	67,142	4,270,850
Closing balance (September 30, 2013)	16,474,436	1,299,064	1,423,530	700,019	-	306,780	20,203,829
Total exploration and evaluation assets	17,622,051	1,346,325	1,469,981	848,273	-	403,055	21,689,685

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

10.           Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico.  The property contains the Ixtaca Zone.

(b)           El Cobre

During 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property located in Veracruz, Mexico to Goldgroup.  As part of the sale, Goldgroup transferred to Almaden its 40% interest in the El Cobre property.  The Company owns a 100% interest in the El Cobre property.

(c)           ATW

The Company has a net 66.2% interest in this diamond property in the Northwest Territories, Canada through its ownership of shares in ATW Resources Ltd. which holds the mineral claim.

(d)           Willow

In 2007, the Company acquired a 100% interest in the Willow property in Nevada, U.S.A. by staking.

(e)           BP

In 2010, the Company acquired a 100% interest in the BP property in Nevada, U.S.A. by staking.  In an agreement dated June 10, 2013, the property was vended along with several others properties to Tarsis Resources Ltd. for shares and a 2% NSR royalty which received regulatory approval on July 25, 2013.

(f)   Other – British Columbia, Canada

(i)	Nicoamen River
The Company acquired a 100% interest in the Nicoamen River property by staking.

(ii)	Skoonka Creek
The Company has a 34.14% interest in the Skoonka Creek gold property.

(iii)	Merit
The Company acquired by staking a 100% interest in the Merit property. During 2010, the Company entered into an Option Agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest subject to certain terms and conditions. Sunburst terminated the agreement on July 23, 2013.

Other – Mexico

(iv)	San Jose
The Company purchased a 100% interest in the San Jose claim. The Company recorded a write-down in the nine months ended September 30, 2013 of $24,075 (September 30, 2012 - $56,283).

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

10.           Exploration and evaluation assets (Continued)

(f)   Other – Mexico (continued)

(v)    Yago
The Company acquired a 100% interest in the Tepic claim by staking and purchasing a 100% interest in the La Sarda, Guadalupe, Sagitario, Gallo de Oro and As de Oro claims.  In an agreement dated June 10, 2013, the property was vended along with several others properties to Tarsis Resources Ltd. for shares and a 2% NSR royalty, which received regulatory approval on July 25, 2013.

(vi)  Matehuapil
During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572 was paid, representing 20% of the purchase price.  The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty.  During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased.  The Company subsequently entered into an agreement with now Golden Minerals Company (“Golden Minerals”) formerly Apex Silver Mines Limited to earn a 60% interest.  Golden Minerals must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).  On April 8, 2013, the Company received notice from Golden Minerals of their intention to terminate the agreement subject to all termination conditions having been met.

(vii) Caldera
The Company acquired a 100% interest in the Caldera property in Mexico by staking.  The Company recorded a write-down in the nine months ended September 30, 2013 of $69,910 (September 30, 2012 - $484,687).

(viii) Other write-downs of interest in mineral properties
The Company wrote down its interest in other exploration and evaluation assets in aggregate by $141,405 during the nine months ended September 30, 2013 (September 30, 2012 - $298,116).

11.	Share capital and reserves

(a)	Authorized share capital

At September 30, 2013, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

11.	Share capital and reserves (Continued)

(b)	Details of other issues of common shares in 2013

On February 22, 2013, the Company issued 250,000 common shares at a deemed value of $2.15 per share pursuant to a property acquisition agreement.

On July 17, 2013 the Company completed a non-brokered private placement of 4,376,000 units at a price of $1.25 per unit for gross proceeds of $5,470,000 less share issue costs of $458,996.  Each unit consists of one common share and one non-transferable common share purchase warrant.  Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016.  A finder’s fee of $232,500 in cash and finder’s warrants to purchase up to 186,000 common shares at a price of $1.50 per common share until July 17, 2016 was paid on a portion of the placement.  The fair value of the finder’s warrants of $107,880 was allocated to share capital and reserves for warrants.  The Company paid other share issue costs of $118,616.

(c)	Warrants

The continuity of warrants for the nine months ended September 30, 2013 is as follows:

Expiry date	Exercise Price	December 31 2012	Granted	Exercised	Expired/ cancelled	September 30 2013
January 17, 2015*	$1.50	-	4,376,000	-	-	4,376,000
July 17, 2016	$1.50	-	186,000	-	-	186,000
		-	4,562,000	-	-	4,562,000
Weighted average
exercise price		-	$1.50	-	-	$1.50

*Expiry date is extended to July 17, 2016 and exercise price is increased to $1.80 per share if the warrants are not exercised by January 17, 2015.

The weighted average fair value of warrants granted during the nine months ended September 30, 2013 calculated using the Black-Scholes model at issue date, are as follows:

			Weighted average assumptions used
Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
186,000	July 17, 2013	$0.58	1.39%	3	55.95%	$Nil

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

11.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At September 30, 2013, the Company had reserved 534,332 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the nine months ended September 30, 2013 vested on the date granted.

The continuity of stock options for the nine months ended September 30, 2013 is as follows:

Expiry date	Exercise price	December 31, 2012	Granted	Exercised	Expired/ cancelled	September 30, 2013
March 17, 2013	$2.35	40,000	-	(25,000)	(15,000)	-
April 12, 2013	$2.36	25,000	-	-	(25,000)	-
December 29, 2013	$0.68	125,000	-	(50,000)	-	75,000
May 4, 2014	$2.18	65,000	-	-	-	65,000
July 13, 2014	$1.96	170,000	-	-	-	170,000
November 22, 2014	$2.53	60,000	-	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	(70,000)	-	970,000
February 22, 2015	$2.26	-	20,000	-	-	20,000
April 25, 2015	$1.67	-	25,000	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	(50,000)	75,000
June 8, 2016	$3.29	2,320,000	-	-	(50,000)	2,270,000
August 15, 2016	$2.93	200,000	-	-	(50,000)	150,000
May 4, 2017	$2.18	250,000	-	-	(25,000)	225,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	-	90,000	-	-	90,000
June 18, 2018	$1.66	-	250,000	-	-	250,000
Options outstanding and exercisable		5,890,000	385,000	(145,000)	(215,000)	5,915,000
Weighted average exercise price		$2.39	$1.77	$1.19	$2.77	$2.36

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

11.	Share capital and reserves (Continued)

(d)           Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the nine months ended September 30, 2013 calculated using the Black-Scholes model at grant date, are as follows:

			Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
20,000	February 22, 2013	$0.57	0.99%	2	50.12%	$Nil
90,000	April 4, 2013	$1.17	1.62%	5	78.27%	$Nil
25,000	April 25, 2013	$0.51	1.19%	2	48.19%	$Nil
250,000	June 18, 2013	$1.01	1.62%	5	78.71%	$Nil

12.       Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer and the Chief Financial Officer.  The aggregate compensation paid or payable to key management for services is as follows:

	Nine months ended September 30,
	2013		2012

Salaries, fees and benefits	$517,500	(i)	$461,450	(ii)
Share-based payments	340,250	(iii)	1,509,750	(iv)
Director’s fees	48,000		39,000
	$905,750		$2,010,000

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company controlled by the Chairman of the Company, was paid $180,000 for geological services provided to the Company and recorded in General Exploration Expenses.

(ii)	Hawk Mountain was paid $168,750 for geological services provided to the Company and recorded in General Exploration Expenses.
(iii)
Comprised of options granted pursuant to the Company’s stock option plan.  The value of 75,000 option-based awards is based on the fair value of the awards ($1.17) calculated using the Black-Scholes model at the April 4, 2013 grant date. The value of 250,000 option-based awards is based on the fair value of the awards ($1.01) calculated using the Black-Scholes model at the June 18, 2013 grant date. All options vested upon grant.

(iv)
Comprised of options granted pursuant to the Company’s stock option plan.  The value of 250,000 option-based awards is based on the fair value of the awards ($2.03) calculated using the Black-Scholes model at the May 4, 2012 grant date.  The value of 75,000 option-based awards is based on the fair value of the awards ($1.63) calculated using the Black-Scholes model at the June 8, 2012 grant date.  The value of 500,000 option-based awards is based on the fair value of the awards ($1.76) calculated using the Black-Scholes model at the September 11, 2012 grant date.  All options vested upon grant.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

12.       Related party transactions and balances (Continued)

(b)	Other related party transactions

i)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has a common director with ATW.

ii)  Other

a)
During the nine months ended September 30, 2013, an additional $6,300 was paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (September 30, 2012 - $9,000).

b)
During the nine months ended September 30, 2013, the Company paid the Chairman’s daughter a salary of $21,750 less statutory deductions (September 30, 2012 - $43,500) for marketing and administrative services.

c)	During the nine months ended September 30, 2013, the Company paid a company controlled by a Director of the Company, $700 (2012 - $200) for accounting services provided to the Company.

13.           (Loss) income on exploration and evaluation assets

(Loss) income on exploration and evaluation assets is comprised of the following:

	Nine months ended September 30,
	2013	2012

Sale of Dill property	$30,000	$42,500
Sale of Fuego property	85,590	-
Sale of Yago, Mezquites, Llano Grande, San Pedro, BP and Black Jack Springs properties	(218,532)	-
	$(102,942)	$42,500

14.           Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended September 30, 2013 was based on the loss attributable to common shareholders of $915,280 (September 30, 2012 – $1,989,068) and a weighted average number of common shares outstanding of 61,226,848 (September 30, 2012 – 59,347,321).

The calculation of basic net loss per share for the nine months ended September 30, 2013 was based on the loss attributable to common shareholders of $3,533,835 (September 30, 2012 – $4,823,481) and a weighted average number of common shares outstanding of 63,732,278 (September 30, 2012 – 59,226,336).

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

14.	Net loss per share (Continued)

Basic and diluted net loss per share (continued)

The calculation of diluted net loss per share for the three months ended September 30, 2013 did not include the effect of stock options and warrants as they are anti-dilutive.   The calculation of the diluted net loss per share for the three months ended September 30, 2012 includes the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares, which comprise of 5,096,562 stock options.

The calculation of diluted net loss per share for the nine months ended September 30, 2013 did not include the effect of stock options and warrants as they are anti-dilutive.  The calculation of the diluted net loss per share for the nine months ended September 30, 2012 includes the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares, which comprise of 3,030,067 stock options.

15.	Supplemental cash flow information

(a)	Supplemental information regarding non-cash transactions is as follows:

	September 30, 2013	September 30, 2012
Investing activities
Fair value of share options transferred to share capital on exercise of options	$97,650	$624,000
Shares received on sale of Dill property	5,000	-
Shares received on sale of Yago, Mezquites, Llano Grande, San Pedro, BP and Black Jack Springs properties	220,000	-

(b)	Supplemental information regarding the split between cash and cash equivalents is as follows:

	September 30, 2013	December 31, 2012

Cash	$4,279,168	$11,187,358
Term Deposits	10,312,691	5,300,050
	$14,591,859	$16,487,408

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

16.           Commitments

The Company has entered into an operating lease for office premises through 2016.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at September 30, 2013, the remaining payments for the executive contracts and the operating lease are due as follows:

	2013	2014	2015	2016	2017	Total

Office lease	$16,750	$75,000	$81,000	$6,700	$-	$179,450
Executive contracts	126,250	505,000	-	-	-	631,250
	$143,000	$580,000	$81,000	$6,700	$-	$810,700

17.           Financial instruments

The fair values of the Company’s cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)           Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at September 30, 2013, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$486,782	$82,221
Accounts receivable and prepaid expenses	-	817,526
Total assets	$486,782	$899,747

Trade and other payables	$40,800	$-
Total liabilities	$40,800	$-

Net assets	$445,982	$899,747

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $49,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $8,000.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

17.	Financial instruments (Continued)

(b)           Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the statement of financial position date.  The Company’s excise tax and VAT receivables consist primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at September 30, 2013, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)           Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)           Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $146,000.

(e)           Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $22,000.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

17.	Financial instruments (Continued)

(f)	Classification of Financial instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Marketable securities	$1,043,668	$-	$-	$1,043,668

18.           Management of capital

The Company considers its capital to consist of common shares and stock options.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the nine months ended September 30, 2013
(Unaudited – Expressed in Canadian dollars)

19.           Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets.

The Company has non-current tangible assets in the following geographic locations:

	September 30, 2013	December 31, 2012

Canada	$1,710,797	$2,564,122
United States	848,276	1,105,361
Mexico	20,301,435	14,250,441
	$22,860,508	$17,919,924

The Company’s revenues were all earned in Canada primarily from interest income on corporate cash reserves and investment income.

20.           Subsequent event

On October 15, 2013, the Company paid $418,139 ($406,000 USD) recorded in prepaid expenses and 10,000 shares of Almaden as part of the consideration payable to obtain a reduction in a royalty with respect to a property interest in Caballo Blanco and El Cobre properties.  The payment and shares are the result of a 2011 royalty agreement that has been subsequently amended pursuant to an Amended Royalty Agreement to issue a further 10,000 shares of Almaden.  The additional share issuance is subject to regulatory approval.

Almaden Minerals Ltd.	Schedule 1
Consolidated schedules of general and administrative expenses
(Unaudited - Expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$

Professional fees	76,153	75,309	216,548	293,738
Salaries and benefits	125,525	128,578	387,260	383,081
Travel and promotion	89,709	65,976	199,566	161,426
Depreciation	75,546	90,140	226,472	235,089
Office and license	34,731	41,610	126,382	138,624
Rent	42,219	39,241	125,557	118,148
Stock exchange fees	-	34,970	87,070	106,901
Insurance	25,715	25,388	75,069	78,147
Transfer agent fees	10,733	11,006	20,470	19,122
Directors fees	-	-	48,000	39,000
	480,331	512,218	1,512,394	1,573,276